

June 19, 2017

<u>Via E-Mail</u>

Ryan J. Maierson, Esq.
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

    Re: **PennTex Midstream Partners, LP**
                 Schedule 13E-3 filed by PennTex Midstream Partners, LP, PennTex
                   Midstream GP, LLC and PennTex Midstream Partners, LP
                 Filed June 7, 2017
                 File No. 005-88873

                 Amended Schedule 14D-9 filed June 14, 2017
                 SEC File No. 005-88873

Dear Mr. Maierson:

      We have reviewed your filings and have the following comments.

<u>Amended Schedule 14D-9</u>

<u>Identity and Background of Filing Person, page 2</u>

1.   We note your revised disclosure in response to prior comment 2 and we reissue it. If you choose to include disclosure in your own document, you may not disclaim responsibility for it, regardless of its source.

      Please direct any questions to me at (202) 551-3619.

               Sincerely,

               /s/ Daniel F. Duchovny
               Daniel F. Duchovny
               Special Counsel
               Office of Mergers and Acquisitions